STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

July 18, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – Poland Large Cap Index
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Fund filed a new Prospectus and Statement of Additional Information under Rule 485(a) on December 20, 2012, to add a new series, the DMS Poland Large Cap Index Fund.  This Series was never declared effective by the Commission. The staff of the Commission provided comments to the undersigned by telephone.  All comments made on the Poland Fund series materials were used by the Fund to prepare and file the Prospectus and SAI for the DMS Baltic Index Fund, which series was declared effective on May 16, 2103.  The Fund is now filing a new Prospectus and SAI for the Poland Large Cap Index Fund under Rule 485(a), the purpose of which is both to: incorporate all changes made to the documents in the Baltic Fund series; and to add a new Class I Shares for the Poland Fund.  No other changes in the text of the materials is being made other than changes that have been requested by the Staff and previously reviewed in connection with the Baltic series.  Accordingly, the Fund respectfully requests that the Commission conduct only a limited review of the newly filed Prospectus and SAI for the Poland Series, which documents cover both Class A and I.  The Fund will file a request for acceleration after it has discussed the filing with the Staff.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm